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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TYCO INTERNATIONAL LTD.
TYCO INTERNATIONAL GROUP S.A.
(Name of Subject Company (Issuer))

TYCO INTERNATIONAL LTD.
TYCO INTERNATIONAL GROUP S.A.
(Name of Filing Persons (Offeror))

3.125% Convertible Senior Debentures due 2023
(Title of Class of Securities)

902118BE7 / 902118BG2
(CUSIP Numbers of Class of Securities)

Judith A. Reinsdorf, Esq.
c/o Tyco International Management Company
9 Roszel Road, Princeton, NJ 08540
(609) 720-4200
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Steven R. Finley, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166-0193 (212) 351-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,169,090,375	$35,891.07

*
Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(b). The transaction valuation is based upon an assumed purchase price for the 3.125% Convertible Senior Debentures due 2023 (the "Notes") of $1,557.84 per $1,000.00 principal amount. The aggregate outstanding principal amount of the Notes equals $750,456,000. The assumed purchase price per $1,000.00 principal amount was calculated as the product of the closing price of the common stock of Tyco International Ltd. on April 26, 2007, which equaled $32.52, and the conversion rate of the Notes of 45.9821 shares of the common stock of Tyco International Ltd. per $1,000.00 principal amount, plus a premium of $62.50 per $1,000.00 principal amount.

**
$30.70 per million dollars of transaction value, in accordance with Rule 0-11(b) and Fee Rate Advisory No. 7 for fiscal year 2007.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $35,891.07	Filing Party: Tyco International Ltd. and
Tyco International Group, S.A.
Form or Registration No.: SC TO-I	Date Filed: April 27, 2007
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐
third party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

INTRODUCTORY STATEMENT

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO-I filed with the Securities and Exchange Commission on April 27, 2007 by Tyco International Ltd., a company organized under the laws of Bermuda ("Tyco"), and Tyco International Group S.A. (the "Company"), a company organized under the laws of Luxembourg and a wholly owned subsidiary of Tyco, relating to the offer to purchase all of the Company's outstanding 3.125% Convertible Senior Debentures due 2023 issued by the Company on January 13, 2003 (the "Notes") and solicitation of consents to amendments to the indenture under which the Notes were issued, upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement filed April 27, 2007 (the "Offer to Purchase") and in the related Consent and Letter of Transmittal. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Offer to Purchase.

Items 1 through 9.

        The information relating to the Purchase Price disclosed in the Offer to Purchase is hereby amended throughout to reflect the information contained in Item 11(b), below, which is hereby incorporated by reference.

        The information appearing in the Offer to Purchase under the caption "Documents Incorporated by Reference" is hereby amended and restated in full as set forth below:

        The following documents have been filed with the Securities and Exchange Commission (the "Commission") and are incorporated herein by reference:

  (a)
  Tyco's Annual Report on Form 10-K for the fiscal year ended September 29, 2006 filed on December 11, 2006, as amended by the Form 10-K/A filed on April 20, 2007;

  (b)
  Tyco's Quarterly Report on Form 10-Q for the quarter ended December 29, 2006 filed on February 6, 2007, as amended by the Form 10-Q/A filed on April 20, 2007;

  (c)
  Tyco's Quarterly Report on Form 10-Q for the quarter ended March 30, 2007 filed on May 8, 2007;

  (d)
  Tyco's Definitive Proxy Statement on Schedule 14A filed January 30, 2007; and

  (e)
  Tyco's Current Reports on Form 8-K filed January 8, 2007, January 17, 2007, February 6, 2007, February 20, 2007, April 12, 2007, and April 27, 2007.

        Please also see the amended registration statements on Form 10 filed on April 20, 2007 by Covidien Ltd. ("Covidien") and by Tyco Electronics Ltd. ("Tyco Electronics"), and the amended registration statements on Form S-1 filed on April 20, 2007 by Covidien and Covidien International Finance S.A. and by Tyco Electronics and Tyco Electronics Group S.A., and the amended registration statement on Form S-1 filed on April 20, 2007 by Tyco and Tyco International Finance S.A. ("TIFSA"), for information regarding the Proposed Separation.

        The Company will provide without charge to each person to whom this Offer to Purchase is delivered, upon the request of such person, a copy of any or all the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to Investor Relations, Tyco International (US), Inc., 9 Roszel Road, Princeton, New Jersey 08540, telephone: (609) 720-4200.

Item 11.    Additional Information.

  Item 11 is hereby supplemented by the following:

  (b) Other Material Information.

        On May 10, 2007, Tyco issued a press release in which it announced that due to the declaration of its regular quarterly dividend on May 10, 2007, it is increasing the Purchase Price for each $1,000 principal amount of Notes validly tendered and not validly withdrawn before the Expiration Date by $2.30. The text of the press release is filed as Exhibit (a)(5)(ii) herewith and is incorporated herein by reference.

  Item 12 is hereby amended and restated as set forth below:

Item 12.    Exhibits.

(a)(1)(i)	Offer to Purchase, dated April 27, 2007.
(a)(1)(ii)	Consent and Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(5)(i)	Press Release, dated April 27, 2007.
(a)(5)(ii)	Press Release, dated May 10, 2007.
(b)(1)
364-Day Senior Bridge Loan Agreement (Electronics Businesses), dated April 25, 2007, among Tyco International Group S.A., Tyco International Ltd., Tyco Electronics Group S.A., Tyco Electronics Ltd., the lenders party thereto and Bank of America, N.A., as Administrative Agent, incorporated by reference to Tyco's current report on Form 8-K filed on April 27, 2007.
(b)(2)
364-Day Senior Bridge Loan Agreement (Fire & Safety and Engineered Products Businesses), dated April 25, 2007, by and among Tyco International Group S.A., Tyco International Ltd., Tyco International Finance S.A., the lenders party thereto and Citibank, N.A., as Administrative Agent, incorporated by reference to Tyco's current report on Form 8-K filed on April 27, 2007.
(b)(3)
364-Day Senior Bridge Loan Agreement (Healthcare Businesses), dated April 25, 2007, by and among Tyco International Group S.A., Tyco International Ltd., Covidien International Finance S.A., Covidien, Ltd., the lenders party thereto and Citibank, N.A., as Administrative Agent, incorporated by reference to Tyco's current report on Form 8-K filed on April 27, 2007.
(d)(1)
Indenture, dated January 13, 2003, by and among Tyco International Group S.A., Tyco International Ltd. and U.S. Bank, N.A., incorporated by reference to Tyco's quarterly report on Form 10-Q for the quarter ended December 31, 2002.
(g)	Not applicable.
(h)	Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TYCO INTERNATIONAL LTD.
By:	/s/ JUDITH REINSDORF
Name: Judith Reinsdorf Title: Executive Vice President and General Counsel
TYCO INTERNATIONAL GROUP S.A.
By:	/s/ MICHELANGELO STEFANI
Name: Michelangelo Stefani Title: Managing Director

Dated: May 11, 2007

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated April 27, 2007.
(a)(1)(ii)	Consent and Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(5)(i)	Press Release, dated April 27, 2007.
(a)(5)(ii)	Press Release, dated May 10, 2007.
(b)(1)
364-Day Senior Bridge Loan Agreement (Electronics Businesses), dated April 25, 2007, among Tyco International Group S.A., Tyco International Ltd., Tyco Electronics Group S.A., Tyco Electronics Ltd., the lenders party thereto and Bank of America, N.A., as Administrative Agent, incorporated by reference to Tyco's current report on Form 8-K filed on April 27, 2007.
(b)(2)
364-Day Senior Bridge Loan Agreement (Fire & Safety and Engineered Products Businesses), dated April 25, 2007, by and among Tyco International Group S.A., Tyco International Ltd., Tyco International Finance S.A., the lenders party thereto and Citibank, N.A., as Administrative Agent, incorporated by reference to Tyco's current report on Form 8-K filed on April 27, 2007.
(b)(3)
364-Day Senior Bridge Loan Agreement (Healthcare Businesses), dated April 25, 2007, by and among Tyco International Group S.A., Tyco International Ltd., Covidien International Finance S.A., Covidien, Ltd., the lenders party thereto and Citibank, N.A., as Administrative Agent, incorporated by reference to Tyco's current report on Form 8-K filed on April 27, 2007.
(d)(1)
Indenture, dated January 13, 2003, by and among Tyco International Group S.A., Tyco International Ltd. and U.S. Bank, N.A., incorporated by reference to Tyco's quarterly report on Form 10-Q for the quarter ended December 31, 2002.
(g)	Not applicable.
(h)	Not applicable.

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INTRODUCTORY STATEMENT
SIGNATURE
EXHIBIT INDEX